                                                                       EXHIBIT 1

                                    [SUMMARY]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                January 15, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

             Subject of the Event: Update of Prof. Barnea's Proposal

On January 15, 2008, the Bank issued an Immediate Report in reference to a proposal prepared by Prof. A. Barnea, by the request of the State of Israel and by other shareholders of the Bank, for the distribution of the consideration which will be received from the implementation of the blueprint (if and when the blueprint will be carried out) among the various shareholders of the Bank. Prof.
Barnea's proposal, dated January 13, 2008, was attached to the above Immediate
Report.

On March 11, 2008, the Bank received an amended and updated proposal of Prof.
Barnea dated March 9, 2008.

Among the changes in the updated proposal as compared to the original proposal are the following:

     1.   The exact distribution of the consideration among the holders of the various classes of shares shall be according to the Dollar exchange rate prevalent at the time of the distribution.

     2.   The share of the State of Israel in the consideration for the Regular
          "A" shares of the Bank increased from 55% to 58.8% and the share of the rest of the holders of the Regular "A" shares decreased accordingly from 45% to 41.2%.

     3.   The shifting from the share of the State of Israel in the
          consideration as a holder of preference "D" shares to the benefit of the share in the consideration of the holders of preference "C", "CC", and "CC1" shares (hereinafter jointly - "C shares") in the amount of
          50% of the accumulated dividend in arrears on the C shares, shall apply to this dividend as it is calculated until the payment of the consideration and not until September 30, 2007 only.

     4.   The valuation of the Bank as a "going concern" was set at NIS 651 million (from the amount of NIS 684 million that was set in the original proposal, the sum of NIS 33 million was subtracted, which is the amount that Prof. A. Barnea estimates that the Bank will have to pay for the redemption of the "D" and "DD" shares held by the public).

The updated distribution table which is consequently proposed by Prof. A. Barnea is as follows:

           DISTRIBUTION OF THE CONSIDERATION FROM THE SALE OF THE BANK
         AS A GOING CONCERN (IN NIS MILLIONS*, AS OF SEPTEMBER 30, 2007)

          C AND D   PREFERRED   ORDINARY A               C AND D
        PREFERENCE  ORDINARY      SHARES               PREFERENCE
          SHARES     SHARES   (INCLUDING B1)             SHARES
           -----     -----    ---------------     -----------------------
                                                                   % RETURN
                                                                     TO C
                              STATE                       STATE   PREFERENCE
 AMOUNT                         OF                          OF     SHARE-
RECEIVED                      ISRAEL    OTHERS    PUBLIC  ISRAEL   HOLDERS
-----      -----     -----    -----     -----     -----   -----     -----

  400        389        11        0         0       184     205        79%
  450        439        11        0         0       204     235        88%
  500        487        13        0         0       223     264        95%
  550        525        15        6         4       234     291       100%
  600        563        18       11         8       235     328       100%
  650        589        21       24        16       235     354       100%
  700        589        25       51        35       235     354       100%
  750        589        25       80        56       235     354       100%

           COMPENSATION FOR
          PREFERENCE C SHARES
           ON THE ACCOUNT OF
 AMOUNT   PREFERENCE D SHARES
RECEIVED   (IN NIS MILLIONS)
------          ------

   400              28
   450              28
   500              28
   550              24
   600              10
   650               0
   700               0
   750               0

* DOLLAR EXCHANGE RATE 4.013

The date and time when the Company was first made aware of the event or matter:

March 11, 2008 at 12:00 P.M.